UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Inari Medical, Inc.

(Name of Subject Company)

Inari Medical, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45332Y109

(CUSIP Number of Class of Securities)

Andrew Hykes

Chief Executive Officer and President

Inari Medical, Inc.

6001 Oak Canyon, Suite 100

Irvine, California 92618

(877) 923-4747

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person Filing Statement)

With copies to:

Raaj S. Narayan, Esq.

Steven R. Green, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Inari Medical, Inc., a Delaware corporation (“Inari”). The address of the principal executive offices of Inari is 6001 Oak Canyon, Suite 100, Irvine, California 92618, and its telephone number is (877) 923-4747. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Inari” refer to Inari Medical, Inc.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Inari, $0.001 par value per share (collectively, the “Shares”). As of January 15, 2025, there were (i) 58,736,636 Shares issued and outstanding, (ii) 120,000 Shares estimated to be subject to outstanding purchase rights under Inari’s Amended and Restated 2020 Employee Stock Purchase Plan, (iii) 1,622,714 Shares subject to issuance pursuant to granted and outstanding restricted stock unit awards representing the right to vest in and be issued Shares by the Company (“RSUs”) (in the case of performance-vesting RSUs, assuming deemed achievement of maximum performance), and (iv) 991,905 Shares subject to issuance pursuant to outstanding compensatory options to purchase Shares (“Options”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of Inari, which is the person filing this Schedule 14D-9, are set forth above under “Item 1. Subject Company Information—Name and Address”.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 17, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Stryker Corporation, a Michigan corporation (“Parent” or “Stryker”), and (ii) Eagle 1 Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares at a per Share offer price of $80.00, net to the seller in cash, without interest and subject to any applicable tax withholding (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to Inari’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 6, 2025, by and among Parent and Inari, and, from and after its execution and delivery of a joinder thereto on January 7, 2025, Merger Sub (as it may be further amended or supplemented from time to time, the “Merger Agreement”). A more complete description of the Merger Agreement can be found in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase, and a copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto and each is incorporated herein by reference.

The Merger Agreement provides that, on the terms and subject only to the conditions of the Offer and the Merger Agreement, Merger Sub will (and Parent will cause Merger Sub to) (i) accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer immediately after the expiration of the Offer (and in any event prior to 8:00 a.m., New York City time, on the first business day starting at (if the expiration time occurs on a business day) or following (if the expiration time does not occur on a business day) the expiration time of the Offer (the time of such acceptance, the “Acceptance Time”) and (ii) pay the Offer Consideration for such Shares promptly after (and, in any event, no later than the second business day after) the Acceptance Time. The initial expiration time of the Offer is one minute after 11:59 p.m., New York City time, on February 18, 2025, unless extended or earlier terminated as permitted by the Merger Agreement.

As soon as practicable following (but in any event on the same date as) the Acceptance Time, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Inari (the “Merger”), the separate corporate existence of Merger Sub will cease and Inari will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and effected without a vote of the stockholders of Inari.

In the Merger, each Share that is issued and outstanding immediately prior to the effective time of the Merger (being such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Inari and Stryker and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (i) owned by Inari or any wholly owned subsidiary of Inari as treasury stock or otherwise, (ii) owned, directly or indirectly, immediately prior to the Effective Time, by Parent, Merger Sub or any other wholly owned subsidiary of Parent, (iii) owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL, or (iv) irrevocably accepted for purchase pursuant to the Offer) will be automatically converted into the right to receive an amount in cash equal to $80.00 (the “Offer Price”), without interest and subject to any applicable tax withholding (the “Merger Consideration”).

At the Effective Time, and without any action on the part of Parent, Inari or any other person, each award of RSUs that is outstanding immediately prior to the Effective Time will fully vest and be canceled in exchange for the right to receive (subject to any applicable withholdings) an amount in cash equal to the product of (i) the Merger Consideration, multiplied by (ii) the total number of Shares subject to such RSU award (in the case of a performance-vesting award, based on deemed achievement of maximum performance), together with any accrued and unpaid dividends corresponding to such RSUs.

The Merger Agreement also provides that, at the Effective Time, and without any action on the part of Parent, Inari or any other person, each Option that is outstanding immediately prior to the Effective Time will fully vest and be canceled in exchange for the right to receive (subject to any applicable withholdings) an amount in cash equal to the product of (i) the excess (if any) of the Merger Consideration over the per share exercise price of such Option, multiplied by (ii) the total number of Shares subject to such Option. Any Option that has an exercise price that equals or exceeds the Merger Consideration will be cancelled for no consideration at the Effective Time.

As used in this Schedule 14D-9, “Transactions” means the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and the terms of the Merger Agreement.

According to the Offer to Purchase, the principal executive office of each of Parent and Merger Sub is 1941 Stryker Way, Portage, MI 49002, and the telephone number at such principal office is (269) 385-2600.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of Inari’s website at https://ir.inarimedical.com/.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9 (including with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Inari and any of its affiliates, on the one hand, and any of Inari’s executive officers, directors or affiliates, on the other hand, as set forth (A) in Inari’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 13, 2024 (the “Proxy Statement”), filed as Exhibit (e)(9) hereto and incorporated herein by reference, in the sections thereof titled “Executive Compensation” and “Certain Relationships and Related Party Transactions—Recruiting Services”, (B) in Inari’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024 (the “Annual Report”), filed as Exhibit (e)(8) hereto and incorporated herein by reference, in Note 11 to the financial statements included in Item 15 (Exhibits and Financial Statement Schedules) thereof in the section titled “Related Party”, and (C) in Inari’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 filed with the SEC on April 30, 2024, Inari’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on July 30, 2024, and Inari’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on October 28, 2024 (such reports on Form 10-Q, collectively, the “2024 Quarterly Reports”), filed as Exhibits (e)(10), (e)(11) and (e)(12) hereto, respectively, and incorporated herein by reference, in Note 11 to the financial statements included in Part I Item 1 (Condensed Consolidated Financial Statements (Unaudited)) thereof in the section titled “Related Party” of each such 2024 Quarterly Report), to Inari’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) Inari or any of its affiliates, on the one hand, and (ii) (A) any of Inari’s executive officers, directors or affiliates, or (B) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

The board of directors of Inari (the “Board”) was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation.”

(a) Arrangements between Inari and its Executive Officers, Directors and Affiliates.

Interests of Certain Persons

In considering the recommendation of the Board to tender Shares in the Offer, stockholders of Inari should be aware that Inari’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of Inari generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that stockholders tender Shares in the Offer. As described in more detail below, these interests include: (i) the accelerated vesting and payment in respect of Options and RSUs (together, the “Company Equity Awards”) in connection with the Merger; (ii) the potential receipt of severance benefits by executive officers pursuant to employment agreements; and (iii) the entitlement to indemnification benefits in favor of directors and officers of Inari.

For further information with respect to the arrangements between Inari and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” please see the Proxy Statement, and other filings and reports that Inari may file from time to time with the SEC.

For purposes of this disclosure, Inari’s named executive officers are:

•	Andrew Hykes – President and Chief Executive Officer

•	Kevin Strange – Chief Financial Officer

•	Thomas Tu, M.D. – Chief Medical Officer

•	Mitchell Hill – Former Chief Financial Officer

For purposes of this disclosure, Inari’s current executive officers consist of its named executive officers other than Mr. Hill.

Outstanding Shares Held by Directors and Executive Officers

If executive officers and directors of Inari tender Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Inari for such tendered Shares. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of Inari with respect to their Shares.

The following table sets forth (i) the number of Shares beneficially owned as of January 15, 2025, by each of Inari’s executive officers and non-employee directors (excluding Shares issuable upon the exercise of outstanding Options and the vesting and settlement of RSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Executive Officers
Andrew Hykes	358,823	28,705,840
Kevin Strange	17,174	1,373,920
Thomas Tu, M.D.	267,528	21,402,240
Non-Employee Directors
Donald Milder	3,086,714	246,937,120
Jonathan Root, M.D.	537,358	42,988,640
Cynthia Lucchese	34,303	2,744,240
Catherine Szyman	18,303	1,464,240
William Hoffman	223,934	17,914,720
Rebecca Chambers	5,558	444,640
Dana G. Mead, Jr.	7,022	561,760
Robert K. Warner	6,959	556,720

Treatment of Company Equity Awards

The Merger Agreement provides that, at the Effective Time, each outstanding Option and award of RSUs will fully vest and be converted into the right to receive the Merger Consideration (less the applicable exercise price in the case of an Option) for each underlying Share, together with any accrued and unpaid dividends in the case of an RSU award and with performance goals deemed achieved at the maximum level in the case of a performance-vesting RSU award.

The following tables set forth, for each of Inari’s executive officers and non-employee directors, (i) the number of vested and unvested Company Equity Awards based on their holdings as of January 15, 2025 and assumes that no unvested Company Equity Awards will vest or be exercised between January 15, 2025 and the closing of the Merger, and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated in accordance with the Merger Agreement as described above.

Name	Number of Shares Underlying Vested Options (#)	Number of Shares Underlying Unvested Options (#)	Number of Shares Underlying Unvested Time-Vesting RSUs (#)	Number of Shares Underlying Unvested Performance- Vesting RSUs (Maximum Performance) (#)	Total Cash Consideration for Vested Company Equity Awards ($)	Total Cash Consideration for Unvested Company Equity Awards ($)	Total Cash Consideration for Company Equity Awards ($)
Executive Officers
Andrew Hykes	223,753	51,563	61,335	40,786	16,052,369	9,325,403	25,377,772
Kevin Strange	5,586	11,468	23,777	10,734	126,890	3,014,589	3,141,479
Thomas Tu, M.D.	160,360	20,474	26,799	14,812	12,008,833	3,790,551	15,799,385
Non-Employee Directors
Donald Milder	—	—	4,126	—	—	330,080	330,080
Jonathan Root, M.D.	—	—	4,126	—	—	330,080	330,080
Cynthia Lucchese	49,719	—	4,126	—	3,692,815	330,080	4,022,895
Catherine Szyman	49,719	—	4,126	—	3,692,815	330,080	4,022,895
William Hoffman	—	—	15,053	—	—	1,204,240	1,204,240
Rebecca Chambers	—	—	4,126	—	—	330,080	330,080
Dana G. Mead, Jr.	—	—	4,126	—	—	330,080	330,080
Robert K. Warner	—	—	5,190	—	—	415,200	415,200

Treatment of the Employee Stock Purchase Plan

The Merger Agreement provides that, as soon as practicable following the date thereof, Inari will take all actions with respect to the Inari Medical, Inc. Amended and Restated Employee Stock Purchase Plan (the “Inari ESPP”) that are necessary to provide that (i) with respect to the offering period under the Inari ESPP in effect as of the date of the Merger Agreement, no individual who was not a participant in the Inari ESPP as of such time may enroll in the Inari ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of the Merger Agreement, (ii) no new offering period will be commenced under the Inari ESPP prior to the Effective Time, and (iii) if the applicable purchase date with respect to the offering period in effect as of the date of the Merger Agreement would otherwise occur on or after the Acceptance Time, then such offering period will be shortened and the applicable purchase date will occur on the day that is five business days prior to the date on which the Acceptance Time occurs. The Inari ESPP will terminate, effective as of no later than the fifth trading day before the Effective Time, subject to the occurrence of the Effective Time.

Employment Agreements

Inari is party to an employment agreement with each of its named executive officers. Under each employment agreement, in the event of a termination without cause or for good reason within three months before or 12 months (which may be extended to 24 months pursuant to the Merger Agreement) following a change in control, the executive generally would be entitled to the following severance benefits: (a) 1.5x (2x in the case of Mr. Hykes) the sum of annual base salary and target annual bonus, payable in lump sum; (b) a prorated target annual bonus for the year of termination, payable in lump sum; (c) 18 months (24 months in the case of Mr. Hykes) of continued healthcare coverage at the same cost as would have applied if the executive’s employment had not terminated (to the extent permissible by law, and otherwise, an amount equal to each remaining subsidy shall be paid to the executive in substantially equal installments over the continuation coverage period); and (d) accelerated vesting of outstanding time-vesting equity awards. The payment or provision of such severance payments and benefits generally is subject to the executive’s execution and non-revocation of a release of claims and compliance with applicable restrictive covenants, and timing of payment is also subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

The employment agreements provide that if payments to an executive thereunder (or otherwise) would be subject to Sections 280G and 4999 of the Code, such payments would be reduced to the extent the executive would be better off after taxes. Pursuant to the Merger Agreement, Inari may implement strategies to mitigate the effects, if any, of Section 280G and 4999 of the Code, including valuing the restrictive covenants applicable to any individual and, if Inari reasonably determines that the Effective Time will not occur in 2025, accelerating income into 2025.

Pursuant to the Merger Agreement, Inari may enter into an advisory agreement with Mr. Hill documenting his continued employment to support Inari’s efforts to consummate the Transactions through the Effective Time (at which time his employment will terminate) and providing for continued payment of base salary as in effect immediately prior to the date of the Merger Agreement and continued vesting of equity awards through the date of termination (with any unvested equity awards vesting at the Effective Time pursuant to the Merger Agreement). Mr. Hill will not be eligible for the severance payments and benefits contemplated by his employment agreement (as described above) upon the termination of his employment at the Effective Time.

For an estimate of the value of the severance payments and benefits described above that would be payable to Inari’s named executive officers (other than Mr. Hill) assuming that the Effective Time occurs on January 15, 2025 and that the executive experiences a termination without cause or for good reason on that date, see “—Quantification of Payments and Benefits to Inari’s Named Executive Officers” below.

2025 Annual Bonus

Following the Effective Time, upon the transition of eligible Inari employees to Parent’s payroll during 2025, each such employee will receive an annual bonus for 2025 in an amount no less than the target opportunity (or such greater amount as accrued by Inari or its subsidiaries) and prorated through the payroll transition. If an eligible employee’s employment is terminated without cause or for good reason following the Effective Time and before the payroll transition, then the 2025 bonus will instead be prorated through the date of termination. If the payroll transition does not occur in 2025, Parent will pay to each eligible employee a 2025 bonus in accordance with the terms of Inari’s program and in an amount no less than the target opportunity (or such greater amount as accrued by Parent or its subsidiaries).

For an estimate of the value of the 2025 annual bonus that would be payable to Inari’s named executive officers (other than Mr. Hill) assuming that the Effective Time occurs on January 15, 2025 and that the executive experiences a termination without cause or for good reason on that date, see “—Quantification of Payments and Benefits to Inari’s Named Executive Officers” below.

Retention Award

Under the Merger Agreement, a cash retention program will be established for Inari employees. Mr. Strange is expected to receive an award under the retention program in the amount of $1,900,000. Awards under the retention program generally will vest in three equal tranches on the three-month, six-month and 12-month anniversary of the Effective Time, subject to the participant’s continued service with Parent or its affiliates through the applicable vesting dates (or upon an earlier termination of employment without cause or, with respect to employees with good reason rights under their existing employment agreements or applicable severance plan, for good reason).

Quantification of Payments and Benefits to Inari’s Named Executive Officers

The table below sets forth the amount of payments and benefits that each of Inari’s named executive officers would receive in connection with the Transactions, assuming (i) that the Merger were consummated and each such named executive officer experienced a termination without cause or for good reason on January 15, 2025; and (ii) a per share price of Inari common stock of $80, which is the per share Merger Consideration. The calculations in the table below do not attempt to forecast any adjustments in compensation that may occur following the date of this Schedule 14D-9, including additional awards, grants or forfeitures that may occur prior to the Effective Time or any awards that, by their terms, vest irrespective of the Transactions prior to the Effective Time. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Other ($)(4)	Total ($)
Named Executive Officers
Andrew Hykes President and Chief Executive Officer	3,030,822	9,325,403	44,792	—	12,401,017
Kevin Strange Chief Financial Officer	1,163,836	3,014,589	33,679	1,900,000	6,112,103
Thomas Tu, M.D. Chief Medical Officer	1,248,699	3,790,551	33,679	—	5,072,929
Mitchell Hill Former Chief Financial Officer	—	3,790,551	—	—	3,790,551

(1)	The cash amounts payable to the named executive officers (other than Mr. Hill) consist of the following components, as described under “—Employment Agreements” and “—2025 Annual Bonus” above:

(a)	1.5x (2x in the case of Mr. Hykes) the sum of annual base salary and target annual bonus; and

(b)	a prorated 2025 target annual bonus.

The amounts described in clause (a) above are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment in connection with the closing of the Merger) and are subject to the named executive officer’s execution and non-revocation of a release of claims. The amounts described in clause (b) above are “double-trigger”—i.e., they are generally contingent upon a qualifying termination of employment in connection with the closing of the Merger, but may also be payable subject to continued employment through the payroll transition date (see “ —2025 Annual Bonus” above for more detail). The estimated amounts of each component of the cash payments are set forth in the table below.

Name	Severance Payment ($)	Prorated Target Bonus ($)
Named Executive Officers
Andrew Hykes	3,000,000	30,822
Kevin Strange	1,152,000	11,836
Thomas Tu, M.D.	1,236,000	12,699

(2)

For a description of the treatment of Company Equity Awards held by the named executive officers in connection with the Merger, see “—Treatment of Company Equity Awards” above. Set forth below are the values of each type of unvested Company Equity Awards held by the named executive officers that would become vested upon the consummation of the Merger (i.e., “single-trigger”).

Name	Unvested Options ($)	Time-Vesting RSUs ($)	Performance- Vesting RSUs ($)
Named Executive Officers
Andrew Hykes	1,155,723	4,906,800	3,262,880
Kevin Strange	253,709	1,902,160	858,720
Thomas Tu, M.D.	461,671	2,143,920	1,184,960
Mitchell Hill	461,671	2,143,920	1,184,960

(3)

The amounts in this column reflect the value of 18 months (24 months in the case of Mr. Hykes) of continued healthcare coverage at the same cost as would have applied if the executive’s employment had not terminated, as described under “—Employment Agreements” above.

(4)	The amount in this column reflects the amount of the cash retention award expected to be granted to Mr. Strange, as described under “—Retention Award” above.

Employee Arrangements Following the Merger

Pursuant to the Merger Agreement, for a period of 12 months following the Effective Time (the “Benefits Continuation Period”), Parent will provide, or will cause to be provided, to each employee of Inari and its subsidiaries as of immediately before the Effective Time (each a “Company Employee”), while employed with Parent and its subsidiaries during the Benefits Continuation Period, (i) base salary or wage rate and target short-term cash incentive opportunities no less favorable in the aggregate than were provided to the Company Employee immediately before the Effective Time, provided that each Company Employee’s base salary or wage rate will not be reduced during the Benefits Continuation Period, (ii) target equity incentive opportunities no less favorable than those provided by Parent and its subsidiaries to their similarly situated employees, and (iii) employee benefits (excluding equity incentives) no less favorable than those provided to similarly situated employees of Parent and its subsidiaries (provided, however, that Parent and its subsidiaries will cause the Company Employees to transfer onto the employee benefits platforms of Parent and its subsidiaries as soon as administratively practicable following the closing of the Merger, and prior to such transfer, the Company Employees will continue to receive employee benefits no less favorable than those provided to them immediately prior to the Effective Time).

In addition, Parent will, or will cause the Surviving Corporation to, provide to each Company Employee whose employment terminates during the Benefits Continuation Period (other than any Company Employee with severance rights pursuant to an individual agreement or other contractual arrangement) severance benefits equal to those provided to similarly situated employees of Parent and its subsidiaries under the severance arrangements of Parent and its subsidiaries. Such severance benefits will be determined without taking into account any reduction after the Effective Time in compensation paid or benefits provided to such Company Employee. The Merger Agreement also provides that, with certain exceptions, service credit will be provided to Company Employees for purposes of any benefit plans in which Company Employees are eligible to participate after the Effective Time, that Parent will cause certain waiting periods, pre-existing coverage exclusions, and actively-at-work requirements under certain health and welfare plans applicable to Company Employees to be waived, and that certain eligible expenses incurred by Company Employees and their covered dependents during 2025 prior to the closing of the Merger will be taken into account under go-forward health and welfare plans applicable to Company Employees for purposes of satisfying deductible, coinsurance, and maximum out-of-pocket requirements applicable to such employees and dependents for the 2025 plan year.

Future Arrangements

Any executive officers and directors who become officers, directors or employees or who otherwise are retained to provide services to the Surviving Corporation may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by Parent, any of its affiliates or the Surviving Corporation. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and the Surviving Corporation and/or its affiliates have been established or discussed.

Director Compensation

Vesting of all outstanding Company Equity Awards held by Inari’s non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out, as described under “ —Treatment of Company Equity Awards” above.

Indemnification of Directors and Officers; Insurance

Inari’s Organizational Documents

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, provided that such provision shall not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation.

Inari’s amended and restated certificate of incorporation (the “Charter”) contains provisions that eliminate the personal liability of Inari’s directors for monetary damages for any breach of fiduciary duties as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may be amended.

As permitted by the DGCL, Inari’s restated bylaws (the “Bylaws”) provide that: (i) Inari is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions; (ii) Inari may indemnify its other employees and agents as set forth in the DGCL; (iii) Inari is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and (iv) the rights conferred in the Bylaws are not exclusive.

Inari has entered into indemnification agreements with each of its directors and officers (the “Indemnification Agreements”). These Indemnification Agreements may require Inari, among other things, to indemnify its directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of Inari’s directors or officers, or any of its subsidiaries or any other company or enterprise to which the person provides services at Inari’s request.

Inari maintains a general liability insurance policy that covers certain liabilities of directors and officers of Inari arising out of claims based on acts or omissions in their capacities as directors or officers.

Merger Agreement

The Merger Agreement provides that, for a period of six years after the Effective Time, Parent and the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless and provide advancement of expenses to all past and present directors and officers of Inari or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership or joint venture at the request of or for the benefit of Inari or its subsidiaries (each, together with such person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Person”) against any costs or expenses, judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement actually and reasonably incurred by such person in connection with any actual or threatened legal proceeding arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with such persons serving as an officer, director, employee or other fiduciary in any entity if such service was at the request or for the benefit of Inari or its subsidiaries).

In addition, Parent and Merger Sub have agreed that all rights to exculpation, indemnification and advancement of expenses existing in favor of Indemnified Persons as of the date of the Merger Agreement as provided in their respective articles or certificates of incorporation, bylaws or other organizational documents or in any indemnification agreement will survive the Merger and continue at and after the Effective Time in full force and effect. For a period of six years after the Effective Time, Parent and Merger Sub have agreed to maintain in effect the exculpation, indemnification and advancement of expenses provisions of Inari’s and any of its subsidiaries’ articles or certificates of incorporation, bylaws or other organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of Inari or its subsidiaries with any Indemnified Persons as in effect immediately prior to the Effective Time, and not to amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Persons. However, all rights to indemnification in respect of any legal proceeding pending or asserted or any claim made within such period are required to continue until the final disposition of such legal proceeding or resolution of such claim, even if beyond such six year period.

The Merger Agreement also provides that, for a period of six years from and after the Effective Time, Parent and the Surviving Corporation will either cause to be maintained in effect the current directors’ and officers’ insurance policy maintained by or for the benefit of Inari and its subsidiaries and their respective current and former directors and officers or provide a substitute policy for Inari and its subsidiaries and their respective current and former directors and officers who are currently covered by Inari’s directors’ and officers’ insurance policy, in either case, in an amount not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ insurance policy currently maintained by or for the benefit of Inari and its subsidiaries and their respective current and former directors and officers with respect to claims arising from facts or events that occurred at or before the Effective Time, except that in no event will Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by Inari and its subsidiaries (the “Maximum Amount”). In lieu of such insurance, prior to the Effective Time, Inari may, and if requested by Parent, Inari will (subject to the occurrence of the Effective Time), purchase a six-year prepaid “tail” directors’ and officers’ insurance policy for Inari and its subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’ insurance policy currently maintained by or for the benefit of Inari and its subsidiaries, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ insurance policy currently maintained by or for the benefit of Inari and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that in no event may the cost of any such tail policy exceed the Maximum Amount.

The foregoing summary and description of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Charter, the Bylaws and the form of Indemnification Agreement, which, together with applicable amendments thereto, are filed as Exhibits (e)(1), (e)(5), (e)(6) and (e)(7) hereto, respectively, and are incorporated herein by reference.

Section 16 Matters

The Merger Agreement provides that prior to the Acceptance Time, Inari will take such steps as may be reasonably necessary or advisable to cause the disposition or cancellation of equity securities of Inari (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of Inari to be exempt under Rule 16b-3 promulgated under the Securities and Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Acceptance Time, Inari (acting through the Board and its compensation committee) will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by Inari or any of its subsidiaries with current or future directors, officers or employees of Inari or any subsidiary of Inari and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

(b) Arrangements with Merger Sub, Parent, and their Affiliates.

Merger Agreement

On January 6, 2025, Parent and Inari entered into the Merger Agreement. Merger Sub became a party to the Merger Agreement by way of a joinder dated as of January 7, 2025. The summary of the material provisions of the Merger Agreement contained in Section 13 (The Transaction Documents—The Merger Agreement) and the description of the conditions to the Offer contained in Section 15 (Conditions to the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders of Inari with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Merger Sub with the SEC on January 17, 2025 are incorporated herein by reference, and are not intended to provide any other factual information about Inari, Parent, Merger Sub or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Parent’s shareholders or Inari’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Merger Sub, Inari or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent and Inari publicly file.

Confidentiality Agreements

Inari and Parent entered into a confidentiality agreement, dated as of December 2, 2024 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Inari and Parent agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law in compliance with the terms of the Confidentiality Agreement, any confidential information Inari may make available to Parent and its representatives will not be disclosed or used for any purpose other than for evaluating, proposing, conducting due diligence with respect to, implementing, negotiating, structuring or, if a definitive agreement is entered into between Inari and Parent, consummating a potential negotiated acquisition of Inari by Parent. The Confidentiality Agreement includes: (i) a 12-month standstill provision and a customary fall-away provision upon the entry into a definitive agreement providing for certain acquisition transactions involving Inari; and (ii) an 18-month customary employee non-solicitation and non-hire provision with respect to Inari employees with the title of vice president or higher, subject to customary exceptions.

Inari and Parent entered into a clean team confidentiality agreement, dated as of December 19, 2024 (the “Clean Team Agreement”). Under the Clean Team Agreement, Inari and Parent agreed to supplement the Confidentiality Agreement with certain additional procedures and limitations in order to protect Inari’s competitively-sensitive information.

The Confidentiality Agreement expires in accordance with its terms on December 2, 2026, and pursuant to Section 5.3(b) of the Merger Agreement, Parent, Merger Sub and Inari have agreed that the terms of the Confidentiality Agreement and Clean Team Agreement will continue in full force and effect until the date on which the closing of the Merger occurs, or in the event the Merger Agreement is terminated prior to the closing of the Merger, in accordance with their respective terms. The foregoing summary of the Confidentiality Agreement, the Clean Team Agreement and Section 5.3(b) of the Merger Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement and Clean Team Agreement, which are filed as Exhibit (e)(3) and Exhibit (e)(4) hereto, respectively, and incorporated herein by reference, and the full text of Section 5.3(b) of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On January 6, 2025, the Board unanimously (i) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of, Inari and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by Inari of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger will be effected pursuant to Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Acceptance Time, (iv) declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, and (v) recommended that the holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, and for the reasons described below under the section captioned “ —Reasons for Recommendation”, the Board, on behalf of Inari, unanimously recommends that Inari’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

(i) Background of Offer and Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation of or among the members of the Board, Parent, the Company’s representatives, Parent’s representatives and other parties.

The Board and members of Inari’s senior management regularly review and consider Inari’s business plan and long-term strategy, including Inari’s efforts to create innovative solutions for both unmet and underserved health needs and Inari’s mission to establish its treatments as the standard of care for venous disease and other disease states.

As part of their regular review, the Board and members of Inari’s senior management continually assess Inari’s business, financial prospects and opportunities to enhance stockholder value. These reviews have included consideration, from time to time, of potential partnerships, collaborations and other strategic transactions to enhance stockholder value, including a potential sale of Inari, as well as assessing the merits and drawbacks of continuing to operate independently as a standalone company. Inari’s senior management has also engaged, from time to time, in discussions with representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”), Inari’s financial advisor, regarding potential strategic transactions. Inari selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Inari and the industry in which it operates.

On October 25, 2024, the Board met with members of Inari’s senior management and representatives of Morgan Stanley in attendance. During this meeting, among other things, representatives of Morgan Stanley provided the Board with an update on the M&A environment in the medical technology industry.

In mid-November 2024, Inari’s senior management became aware of potential general market interest in an acquisition of Inari (although Inari was not directly approached by any potential third-party buyer), which Inari’s senior management believed could be driven in part by the data release in late October of the PEERLESS Randomized Controlled Trial (RCT) comparing FlowTriever to catheter-directed thrombolytics, and considered that, historically, early to mid-January was a common timeframe for M&A activity to materialize in the medical technology industry.

On November 19, 2024, the Board met and discussed with members of Inari’s senior management the possibility of Inari engaging in a strategic transaction, including a sale of Inari, and the merits and drawbacks of engaging in preliminary exploratory discussions with one or more potential transaction counterparties. Following discussion, a consensus emerged among the Board that, in light of potential market interest in an acquisition of Inari, a sale of Inari could potentially deliver greater value to Inari stockholders than continuing to operate as an independent company, which presented certain risks that are summarized below under “—Reasons for Recommendation”. Therefore, in furtherance of the goal of enhancing stockholder value and to ensure the Board was receiving the information necessary to review all of Inari’s available options and could respond effectively to any situation, the Board directed Inari’s senior management to authorize Morgan Stanley as part of its regular interactions with industry participants to discuss with such parties Inari and its business to increase the level of awareness of Inari and suggest they look for opportunities to become better acquainted with management and the business of Inari.

On November 21, 2024, before Morgan Stanley had commenced any of the outreach discussed above, the chief executive officer of a global medical device company, which we refer to as “Company A,” contacted Mr. Andrew Hykes, chief executive officer and president of Inari, on an unsolicited basis to request a telephonic meeting. This was the first communication between the senior management of Company A and any member of Inari’s senior management regarding a potential strategic transaction.

On November 22, 2024, Mr. Hykes held a telephonic meeting with the chief executive officer of Company A, during which the chief executive officer of Company A expressed Company A’s interest in acquiring Inari and noted that Company A would send a nonbinding indication of interest (the “Initial Company A Indication of Interest”) following the call, which Company A sent to Inari later that day. In the Initial Company A Indication of Interest, Company A made a nonbinding all-cash offer to acquire Inari at a purchase price of $64.00 per Share, stated that the proposed transaction would not be subject to any financing contingency and did not request that Inari negotiate exclusively with Company A for a period of time.

On November 23, 2024, Mr. Hykes updated the Board via email on the receipt of the Initial Company A Indication of Interest, noting that the Board would have an opportunity to discuss it in detail at the upcoming meeting scheduled for November 26, 2024.

On November 26, 2024, the Board met with members of Inari’s senior management and representatives of Morgan Stanley and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), legal counsel to Inari, in attendance. At this meeting, the Board reviewed with members of Inari’s senior management and representatives of Morgan Stanley and Wachtell Lipton the Initial Company A Indication of Interest and certain process considerations with respect to evaluating and responding to the Initial Company A Indication of Interest, including the merits and drawbacks of engaging in bilateral negotiations with Company A, as opposed to engaging in exploratory discussions with additional potential counterparties as previously planned, and the likelihood of interest from, and the ability to execute an attractive transaction with, such additional potential counterparties. The Board planned to hold a meeting on December 5, 2024, at which it would continue to discuss the Company A Indication of Interest, and at which meeting Inari’s senior management would present their unaudited financial projections for Inari for fiscal years 2025 through 2031 and Morgan Stanley would provide its preliminary financial analyses of the Company A Indication of Interest. Following discussion, the Board directed members of Inari’s senior management to respond to Company A that the Board was considering its proposal and that Inari would respond after the Board was able to properly evaluate the proposal. The Board also reviewed, in consultation with Morgan Stanley, potential counterparties that were expected to have the greatest strategic interest in considering an acquisition of Inari, and the capability of consummating such a transaction, and then directed Morgan Stanley to reach out to these potential counterparties to gauge their interest in such a transaction, which discussions could be used to inform next steps regarding the conduct of the strategic process.

At the direction of the Board, representatives of Morgan Stanley commenced outreach on November 26, 2024, contacting nine potential counterparties (other than Company A), all of which were companies in Inari’s industry, to gauge their interest in a potential acquisition of Inari, and offered each potential counterparty the opportunity to enter into a confidentiality agreement with Inari in order to receive additional information about Inari and the opportunity to participate in a meeting with Inari’s management during the first or second week of December 2024. Of the nine potential counterparties (other than Company A) contacted by representatives of Morgan Stanley, four potential counterparties declined to participate in Inari’s sale process and five potential counterparties, including Stryker and a global medical device company, which we refer to as “Company B,” expressed interest in meeting with members of Inari’s management to discuss Inari and a potential strategic transaction. These five potential counterparties entered into customary confidentiality agreements with Inari in the first or second week of December 2024, with Stryker and Company B entering into confidentiality agreements with Inari on December 2, 2024 and December 3, 2024, respectively. Each of these confidentiality agreements contained customary standstill restrictions on the counterparty with a customary “fall-away” provision that rendered the standstill inapplicable following Inari’s entry into a definitive agreement relating to, among other things, a merger of Inari or other business combination transaction between Inari and a third party.

On November 27, 2024, consistent with the direction provided by the Board, Mr. Hykes contacted the chief executive officer of Company A and indicated that Inari was considering the proposal seriously and would formally respond to the Initial Company A Indication of Interest after the Board had completed its review of the proposal.

On December 3, 2024, members of Inari’s management, including Messrs. Hykes and Kevin Strange, the chief financial officer of Inari, held separate meetings with representatives of Stryker and Company B, in which members of Inari’s management delivered a presentation regarding Inari to Stryker and Company B and responded to diligence questions from Stryker and Company B.

On December 5, 2024, the Board met with members of Inari’s senior management and representatives of Morgan Stanley and Wachtell Lipton in attendance. Representatives of Wachtell Lipton reviewed with the Board the fiduciary duties of the Board in the context of a potential sale of Inari, and representatives of Morgan Stanley provided the Board with an update on Morgan Stanley’s outreach to potential counterparties that might be interested in acquiring Inari. The Board then reviewed the Initial Company A Indication of Interest, and members of Inari’s management provided the Board with an update on the separate meetings that members of Inari’s management had held with representatives of each of Stryker and Company B on December 3, 2024. The Board then reviewed Inari management’s unaudited financial projections for Inari for fiscal years 2025 through 2031 in connection with the Board’s review of strategic alternatives (the “Projections”), which are summarized below under “—Certain Financial Projections”, and approved the use of the Projections by Morgan Stanley in its financial analysis of any potential transaction. The Board then reviewed preliminary financial analyses regarding Inari and the Initial Company A Indication of Interest prepared by Morgan Stanley based on the Projections. In addition, the Board discussed risks related to regulatory clearance and the timing and certainty of closing with respect to Company A. Following discussion, the Board directed Mr. Hykes to respond to Company A’s chief executive officer that the Board had reviewed the Initial Company A Indication of Interest and that the proposed per-Share price was not at a level at which the Board was willing to transact, but that the Board would be willing to invite Company A to participate in a diligence session with Inari’s management, during which Inari could provide Company A with additional information and perspective to enable Company A to improve its proposal. The Board also reaffirmed its previous direction to Morgan Stanley to continue its outreach to other potential counterparties, with the goal of receiving initial indications of interest from interested parties by December 13, 2024. Additionally, in light of the possibility that Inari’s management would require feedback and direction from the Board on relatively short notice with respect to the exploration of a potential sale of Inari, the Board authorized the formation of an ad-hoc transaction committee (the “Transaction Committee”) for the sole purpose of evaluating a potential sale of Inari and facilitating the full Board’s consideration thereof, but the Board did not delegate ultimate decision-making authority with respect to the approval of any such potential transaction to the Transaction Committee, which was retained by the full Board, and with the instruction that the full Board would be kept appropriately apprised of developments with respect to any such potential transaction. The Board appointed Mr. Hykes, Ms. Cynthia Lucchese, Mr. Donald Milder, Mr. Dana Mead and Ms. Catherine Szyman as members of the Transaction Committee.

On December 5, 2024, following the Board meeting, Mr. Hykes contacted the chief executive officer of Company A and informed the chief executive officer of Company A that Company A’s proposed per-Share price was not at a level at which the Board was willing to transact but that Company A was invited to participate in a diligence session with Inari’s management to enable Company A to improve its proposal.

On December 6, 2024, representatives of Morgan Stanley, on behalf of Inari and as directed by the Board, requested the five potential counterparties (other than Company A) that had expressed interest in a potential acquisition of Inari to submit indications of interest for a potential acquisition of Inari by December 13, 2024.

Also on December 6, 2024, Mr. Hykes had a call with a senior executive of Company A and discussed, among other things, Company A’s due diligence requirements for evaluating a potential transaction with Inari.

Also on December 6, 2024, members of Inari’s management, including Messrs. Hykes and Strange, held a meeting with representatives of one of the potential counterparties (other than Stryker, Company A or Company B), in which they delivered a management presentation regarding Inari and responded to diligence questions from the potential counterparty.

On December 8, 2024, Mr. Hykes held an in-person meeting with the chief executive officer of another of the potential counterparties (other than Stryker, Company A or Company B), in which, among other things, they discussed Inari’s business and a potential transaction.

Also on December 8, 2024, Company A entered into a confidentiality agreement with Inari, which contained customary standstill restrictions on Company A with a customary “fall-away” provision that rendered the standstill inapplicable following Inari’s entry into a definitive agreement relating to, among other things, a merger of Inari or other business combination transaction between Inari and a third party.

On December 9, 2024, members of Inari’s management, including Messrs. Hykes and Strange, held a meeting with representatives of another of the potential counterparties (other than Stryker, Company A or Company B), in which they delivered a management presentation regarding Inari and responded to diligence questions from the potential counterparty.

Also on December 9, 2024, Messrs. Hykes and Andy Pierce, the Group President of MedSurg & Neurotechnology at Stryker, had a telephonic meeting in which, among other things, they discussed a potential transaction, Inari’s business and other due diligence topics.

On December 10, 2024, members of Inari’s management, including Messrs. Hykes and Strange, met separately with representatives of Company A (with the chief executive officer of Company A participating telephonically) and another of the potential counterparties (other than Stryker or Company B) and delivered a presentation regarding Inari to each of these potential counterparties and responded to diligence questions from these potential counterparties.

Effective December 10, 2024, Inari formally engaged Morgan Stanley as Inari’s financial advisor in connection with a potential acquisition of Inari.

On December 11, 2024, representatives of Wachtell Lipton held a call with representatives of legal counsel for Company B to discuss certain regulatory matters.

On December 13, 2024, representatives of Wachtell Lipton held a call with representatives of legal counsel for Company A to discuss certain regulatory matters. Also on December 13, 2024, each of Stryker and Company B submitted a nonbinding indication of interest regarding an acquisition of Inari. Stryker proposed, in its nonbinding indication of interest, to acquire Inari in an all-cash transaction for a purchase price of $70.00 per Share. Company B proposed, its nonbinding indication of interest, to acquire Inari in an all-cash transaction for a purchase price of $75.00 per Share. Each of these indications of interest stated that the proposed transaction would not be subject to any financing contingency. The other three potential counterparties who had entered into confidentiality agreements with Inari (other than Company A) declined to submit indications of interest.

On December 14, 2024, the chief executive officer of Company A spoke with Mr. Hykes and indicated that Company A would send a revised nonbinding indication of interest (the “Revised Company A Indication of Interest”), which Company A sent to Mr. Hykes later that day. In the Revised Company A Indication of Interest, among other things, Company A proposed to acquire Inari in an all-cash transaction for a purchase price of $66.50 per Share, stated that the proposed transaction would not be subject to any financing contingency and requested a three-week period of exclusive negotiations with Company A to complete diligence and negotiate definitive agreements.

On December 15, 2024, the Board and the Transaction Committee held a joint meeting to review the proposals from Stryker, Company A and Company B, with members of Inari’s senior management and representatives of Morgan Stanley and Wachtell Lipton in attendance. Representatives of Morgan Stanley reviewed the three proposals with the Board in the context of the preliminary financial analysis that had been reviewed at the December 5, 2024 meeting of the Board, and the Board discussed with members of Inari’s senior management and representatives of Morgan Stanley and Wachtell Lipton the potential strengths and risks associated with each potential counterparty and proposal. In particular, the Board reviewed risks related to regulatory clearance and the timing and certainty of closing with respect to each potential counterparty and noted that a transaction with Company A introduced greater regulatory clearance risk, less closing certainty, and greater potential for delay than a transaction with Stryker or Company B. The Board determined that Inari should continue to maintain a process that would optimize competition, value, closing certainty (should a transaction be approved by the Board) and timing for a potential sale of Inari. Therefore, to maintain a competitive dynamic and maximize value to Inari and its stockholders in the event that the Board determined to approve a sale of Inari, the Board directed members of Inari’s senior management and Morgan Stanley to provide feedback to Stryker, Company A and Company B on their respective proposals and to invite each of these three potential counterparties to access a virtual data room and conduct comprehensive diligence, so as to be in a position to submit revised, improved proposals to Inari by January 3, 2025.

On December 16, 2024, consistent with the directions from the Board, representatives of Morgan Stanley informed representatives of the financial advisors for Stryker and Company B that Inari’s sale process was competitive and that Inari was inviting them to conduct additional due diligence with a view towards submitting revised, improved proposals by January 3, 2025. Additionally, representatives of Morgan Stanley, as directed by the Board, advised representatives of the financial advisor for Company A that Inari was exploring a sale with multiple potential counterparties. The representatives of Morgan Stanley noted that the per-Share price contained in the Revised Company A Indication of Interest was still not at a value that was acceptable to the Board, and that it was lower than the per-Share prices offered by other potential counterparties that were moving forward with diligence. However, they indicated that if Company A were interested, Inari would also be willing to provide additional diligence materials to Company A with a view towards Company A submitting an improved offer. Later that day, Mr. Hykes had multiple calls with a senior executive of Company A, and the representative of Company A confirmed to Mr. Hykes that Company A would like to participate in the process and conduct additional diligence to see if it could submit an improved offer.

On December 17, 2024, Inari provided Stryker, Company A, Company B and their respective representatives with access to a virtual data room containing due diligence information. On December 18 and 19, 2024, Inari entered into clean team agreements with each of Stryker, Company A and Company B to govern the provision of certain sensitive due diligence information.

On December 18, 2024, representatives of Wachtell Lipton provided a draft of the merger agreement to representatives of Sidley Austin LLP (“Sidley Austin”), legal counsel to Stryker, and legal counsel to each of Company A and Company B. Among other things, the initial draft of the merger agreement proposed a fulsome regulatory efforts commitment under which the potential counterparty would commit to take all necessary actions to obtain antitrust clearance and a termination fee of 2.5% of aggregate consideration that would be payable by Inari in certain customary circumstances.

Between December 19, 2024 and January 2, 2025, members of Inari’s management, along with representatives of Wachtell Lipton, Morgan Stanley and certain other Inari advisors, held due diligence meetings with representatives of each of Stryker, Company A and Company B and their respective advisors, which included meetings with respect to financial, commercial, intellectual property, employment and legal matters.

On December 20, 2024, members of management of Company B conducted an on-site visit.

On December 23, 2024, Mr. Hykes had a call with the chief executive officer of Company B to discuss certain aspects of a potential transaction between Inari and Company B. Also on December 23, 2024,

representatives of Morgan Stanley sent a process email to representatives of Stryker, Company A and Company B, requesting they submit revised bids and drafts of the merger agreement by January 3, 2025. The process email also encouraged the parties to submit revised drafts of the merger agreement before the January 3, 2025 deadline for an opportunity to receive feedback in advance of the revised bid submission.

On December 24, 2024, Inari made available certain projections regarding Inari’s financial performance for fiscal years 2025 through 2027, which were consistent with the Projections that had been reviewed by the Board, for the first time to Stryker, Company A, Company B and their respective representatives.

On December 29, 2024, representatives of Wachtell Lipton had a call with representatives of legal counsel for Company B, in which they discussed certain provisions of the merger agreement. Also on December 29, 2024, representatives of Wachtell Lipton provided draft disclosure schedules to the merger agreement to legal counsel for each of Stryker, Company A and Company B.

On December 30, 2024, representatives of Wachtell Lipton held separate calls with representatives of legal counsel for Company A and Company B to discuss certain regulatory matters, and members of Inari’s management held a call with members of Stryker’s management to discuss certain financial due diligence matters.

On December 30, 2024, representatives of Sidley Austin provided a revised draft of the merger agreement to representatives of Wachtell Lipton. In the revised merger agreement, Stryker confirmed it could implement an acquisition via a tender offer structure, increased the termination fee payable by Inari to 3.8% of aggregate consideration, added additional circumstances in which this termination fee would be payable by Inari, reduced the regulatory efforts commitment from Stryker, added an additional tender offer closing condition regarding the absence of a material adverse effect on Inari and increased the required accuracy for certain Inari representations for purposes of the tender offer closing condition.

On December 31, 2024, representatives of Wachtell Lipton had a call with representatives of Sidley Austin, in which they provided feedback on Stryker’s markup of the merger agreement and encouraged them to submit a revised draft of the merger agreement with improvements on certain key terms.

On January 3, 2025, Stryker and Company B submitted revised nonbinding indications of interest to acquire Inari in an all-cash transaction, along with revised drafts of the merger agreement. Stryker proposed, in its nonbinding indication of interest, to acquire Inari in an all-cash transaction for a purchase price of $77.00 per Share, and Company B proposed, in its nonbinding indication of interest, to acquire Inari in an all-cash transaction for a purchase price of $76.50 per Share. Each of these indications of interest stated that the proposed transaction would not be subject to any financing contingency. Stryker’s January 3, 2025 draft of the merger agreement contained a number of improvements to its December 30, 2024 draft, including lowering the termination fee to 3.5% of aggregate consideration, removing or modifying certain situations in which the termination fee was payable by Inari, enhancing the regulatory efforts commitment from Stryker, removing the stand-alone tender offer closing condition with respect to the absence of a material adverse effect on Inari and lowering the required accuracy for certain Inari representations for purposes of the tender offer closing condition. Company B’s draft of the merger agreement was generally less favorable to Inari than Stryker’s draft of the merger agreement, including with respect to transaction structure, economic terms, regulatory efforts commitment, closing timing and closing certainty. Also on January 3, 2025, representatives of Wachtell Lipton held a call with representatives of Sidley Austin to discuss certain regulatory matters.

Also, on January 3, 2025, representatives of the financial advisor to Company A advised representatives of Morgan Stanley that Company A was unable to increase its per-Share price to a price they expected would be competitive in the process and, therefore, would not be submitting a revised proposal to acquire Inari.

On January 4, 2025, the Board met, with members of Inari’s senior management and representatives of Morgan Stanley and Wachtell Lipton in attendance. The Board reviewed the revised proposals from Stryker and

Company B with members of Inari’s senior management and representatives of Morgan Stanley and Wachtell Lipton. Representatives of Morgan Stanley reviewed Morgan Stanley’s preliminary financial analyses of the two proposals with the Board, and representatives of Wachtell Lipton provided a summary of the revised merger agreement drafts from each of Stryker and Company B. Following discussion, the Board determined that Stryker’s proposal was superior to Company B’s proposal, including with respect to transaction structure, economic terms, regulatory efforts commitment, underlying regulatory clearance risk, closing timing and closing certainty. The Board then determined that the best path to secure maximum additional value was by engaging in swift, bilateral negotiations with Stryker. Accordingly, the Board directed representatives of Morgan Stanley to convey to Citigroup Global Markets Inc. (“Citi”), Stryker’s financial advisor, that, if Stryker was willing to improve its offer price into the $80s per-Share range and to agree with Inari on certain terms in the merger agreement, there would likely be a path for Inari to enter into a definitive merger agreement with Stryker on January 6, 2025.

Later on January 4, 2025, representatives of Morgan Stanley conveyed this message to representatives of Citi , and, following such discussion later that day, representatives of Citi subsequently responded that Stryker was prepared to improve its offer price to $80.00 per Share and accommodate Inari on certain terms in the merger agreement, but that $80.00 per Share was the maximum price that Stryker was willing to offer.

Representatives of Wachtell Lipton and Inari’s management continued to negotiate the terms of the merger agreement with representatives of Sidley Austin and Stryker on January 4, 2025 and January 5, 2025. The parties reached agreement on most transaction terms during these negotiations, including the size of the break-up fee potentially payable by Inari in certain circumstances, the regulatory efforts commitment from Stryker and conditions for the closing of the tender offer.

On January 5, 2025, Morgan Stanley provided Inari with a letter regarding financial advisory and financing services performed for Inari and Stryker, and related fees, during the preceding two years as described below under “—Opinion of Inari’s Financial Advisor – Morgan Stanley”, which letter was provided to the Board later that day.

On January 5, 2025, the Board met, with senior members of Inari’s management and representatives of Morgan Stanley and Wachtell Lipton in attendance, to discuss the ongoing negotiations with Stryker. Representatives of Wachtell Lipton reviewed with the Board the terms of the merger agreement, including conditions to the closing of the tender offer, no-shop restrictions, termination rights, the termination fee payable by Inari in certain circumstances, the regulatory efforts commitment from Stryker and employee matters, as well as certain merger agreement terms that the parties were continuing to negotiate. Representatives of Morgan Stanley then reviewed with the Board Morgan Stanley’s financial analyses of the proposed transaction with Stryker at the $80.00 per-Share price. Following discussion, at the request of the Board, Morgan Stanley rendered its oral opinion to the Board to the effect that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on scope of the review undertaken by Morgan Stanley to be set forth in Morgan Stanley’s written opinion, the consideration to be received by holders of Shares (other than certain excluded Shares) pursuant to the merger agreement was fair from a financial point of view to such holders of Shares. The Board directed Inari’s management and representatives of Wachtell Lipton to seek resolution of the remaining open terms in the merger agreement consistent with positions discussed at this meeting, after which the Board would reconvene, with a view towards announcing a transaction on January 6, 2025.

Thereafter, representatives of Wachtell Lipton and Inari’s management continued to negotiate the terms of the merger agreement with representatives of Sidley Austin and Stryker, and reached alignment on certain open items, including Inari’s interim operating covenants, the parties’ representations and warranties and certain employee-related matters.

The merger agreement was in substantially final form on January 6, 2025, when the Board met to consider approval of the proposed acquisition of Inari by Stryker, with representatives of Wachtell Lipton and Morgan

Stanley in attendance. Representatives of Wachtell Lipton reviewed the changes to the merger agreement since the prior meeting of the Board, and representatives of Morgan Stanley reaffirmed its oral opinion to the Board to the effect that as of January 6, 2025, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on scope of the review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the consideration to be received by holders of Shares (other than certain excluded Shares) pursuant to the merger agreement was fair from a financial point of view to such holders of Shares. For a detailed discussion of Morgan Stanley’s opinion, please see “—Opinion of Inari’s Financial Advisor – Morgan Stanley”. After considering the terms of the proposed transaction with Stryker, and taking into consideration the matters discussed during that meeting and prior meetings of the Board, including the factors described above and under the section entitled “ —Reasons for Recommendation”, the Board unanimously (a) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of, Inari and its stockholders; (b) duly authorized and approved the execution, delivery and performance of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (c) resolved that the Merger Agreement and the Merger shall be effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (d) declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger; and (e) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

On January 6, 2025, following the finalization of the Merger Agreement, meeting of the Board and the close of financial markets, Inari and Stryker executed the Merger Agreement and issued a joint press release announcing entry into the Merger Agreement.

(ii) Reasons for Recommendation

The Board, with the assistance of management and the Company’s outside legal and financial advisors, carefully considered the Transactions, including the Offer and the Merger. The Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. In the course of reaching its recommendation, the Board considered a number of relevant factors relating to the Merger Agreement and the Transactions, each of which the Board believed supported its decision, including the following, which are not necessarily listed in order of relative importance.

Financial Terms of the Offer & Certainty of Value. The Board considered the potential value and form of the consideration to be received in the Offer and the Merger by Inari’s stockholders, including:

•

the fact that the Offer Consideration and the Merger Consideration are all cash, such that the Transactions provide certainty, immediate value and liquidity to Inari’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy;

•	the current and historical market prices of the Shares, including the market performance of the Shares relative to that of other participants in Inari’s industry and general stock market performance;

•

the fact that the Offer Price represents (i) an approximately 61% premium over the closing price per Share on January 3, 2025, the last full trading day prior to the public announcement of the execution of the Merger Agreement, and (ii) an approximately 50% premium over the volume weighted average price per Share for the 30-trading day period ending on January 3, 2025; and

•

the opinion of Morgan Stanley rendered to the Board on January 6, 2025, which was subsequently confirmed by delivery of a written opinion dated January 6, 2025, that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on scope of the review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the consideration to be received by holders of Shares (other than certain excluded Shares) pursuant to the terms of the Merger Agreement was fair from a financial point of view to such holders of Shares, as more fully described below under the caption “—Opinion of

Inari’s Financial Advisor – Morgan Stanley”. The full text of the written opinion of Morgan Stanley, dated January 6, 2025, has been included in Annex I to this Schedule 14D-9 and is incorporated herein by reference.

Best Strategic Alternative for Maximizing Stockholder Value. The Board conducted a thorough review of the possible strategic alternatives to the Transactions, including, but not limited to, the possibility of transacting with an alternative counterparty and the possibility of continuing to operate the Company as a standalone company. In particular, the Board considered:

•	the course and history of the Company’s discussions and competitive negotiations with potential counterparties, including:

•

the robust process conducted by the Company with the assistance of Morgan Stanley to identify and contact potential counterparties (in addition to Company A, which had already submitted an unsolicited proposal) who were deemed likely to have the greatest interest in a potential acquisition of the Company;

•

the fact that the Company’s outreach process resulted in five potential counterparties (in addition to Company A) entering into confidentiality agreements with the Company to receive confidential due diligence information about the Company, with two such counterparties—Stryker and Company B—submitting initial proposals and Company A submitting a revised and improved proposal, and Stryker and Company B subsequently submitting revised and improved proposals, in each case, for an acquisition of the Company;

•

the fact that Company A’s initial and revised offers to acquire the Company for $65.00 per Share and $66.50 per Share, respectively, were lower than the initial and revised offers to acquire the Company received from Stryker, and the fact that Company A indicated that it was unable to increase its per-Share offer price to a price it expected to be competitive in the process;

•

the fact that the Board did not accept the initial offers of $70.00 per Share or $75.00 per Share made by Stryker and Company B, respectively, and the fact that the Company actively solicited improved proposals from such counterparties, which were subsequently obtained;

•	the fact that Company B’s revised offer to acquire Inari for $76.50 per Share was lower than Stryker’s revised offer of $77.00 per Share;

•

the fact that the Board did not accept the revised $77.00 per Share proposal made by Stryker and did not determine to enter into a merger agreement with Stryker until such offer had been increased to $80.00 per Share; and

•

the Board’s belief that the best way to secure maximum additional value, after Stryker and Company B had submitted their revised, improved proposals, was by engaging in swift, bilateral negotiations with Stryker, and that it had thereafter obtained Stryker’s best and final offer; and

•

the Board’s assessment that Inari’s standalone strategy was not reasonably likely to create value for Inari’s stockholders greater than the Offer Price, taking into account the timeframe on which such value might be realized and the risks to achieving such value, including:

•

the risks and costs associated with developing and commercializing Inari’s solutions and the costs associated with successfully scaling commercial operations and sales within the United States and internationally;

•	the risks of market acceptance of Inari’s solutions, and the impact of competing solutions or procedures;

•

the risk that (i) Inari could require substantial additional capital to expand its operations and sales in the United States and internationally and (ii) any additional funding through future debt and equity financing or additional collaborations or strategic partnerships could be highly dilutive to

Inari’s existing stockholders and such financing and additional collaborations or strategic partnerships might only be available on unfavorable terms or might not be available at all;

•	the outcome, timing and risks of ongoing and future clinical trials of Inari’s solutions;

•	the outcome, timing and costs of seeking regulatory approval for Inari’s solutions in the United States and internationally;

•	risks and costs relating to Inari’s operation of its manufacturing facility and any efforts to enhance and expand its manufacturing processes and capabilities;

•	the risk that Inari may not be able to sustain profitability; and

•	the other risks discussed in Inari’s filings with the SEC.

Likelihood and Speed of Consummation of the Offer and the Merger. The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

•	the size and financial strength of Stryker and its ability to fund the aggregate Offer Consideration and Merger Consideration;

•	the absence of any financing condition to the Offer and the Merger in the Merger Agreement;

•	the business reputation and capabilities of Stryker, including Stryker’s track record of successfully completing merger and acquisition transactions;

•	the likelihood and speed of obtaining required regulatory approvals, both generally and relative to other alternative counterparties (including Company A and Company B);

•

the fact that the limited nature of the conditions to Stryker’s obligations to consummate the Offer and the Merger provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase;

•

the potential that closing in a relatively short time frame could reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption;

•

the fact that, pursuant to the terms of the Merger Agreement, Stryker and Inari have both agreed to use their respective reasonable best efforts pursuant to the terms of the Merger Agreement to consummate the Offer, the Merger and the Transactions as promptly as reasonably practicable, subject to certain limitations;

•

the fact that, pursuant to the terms of the Merger Agreement, Stryker is required to take all actions necessary, proper or advisable to resolve objections any governmental entity may assert under any antitrust and foreign investment law with respect to the Offer, the Merger and the Transactions and avoid or eliminate any impediment under such law, including proposing, negotiating and agreeing to divestitures and certain other remedies, subject to certain limitations; and

•

the structure of the Transactions as a tender offer for all outstanding Shares for cash, with the expected result that a relatively short period will elapse before Inari’s stockholders receive the Offer Consideration for all tendered Shares, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Board considered the following:

•

Inari’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after January 6, 2025 and prior to the time that the Offer is consummated;

•

the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to certain limitations and subject to payment of a termination fee of $163,000,000 in cash, which amount the Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

•

the ability of the Board, subject to certain limitations, under the Merger Agreement to withdraw or modify its recommendation that Inari’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior proposal or material event, change, occurrence or development constituting an intervening event under the Merger Agreement;

•

the provision in the Merger Agreement requiring Stryker to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•

the availability of statutory appraisal rights under Section 262 of the DGCL to the stockholders of Inari who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

The Board also considered a variety of risks and other potentially adverse factors or negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:

•

the fact that the Offer Consideration and the Merger Consideration, while providing relative certainty of value, would not allow Inari’s stockholders to participate in the potential growth and earnings of Inari following the completion of the Transactions;

•

the fact that the pendency of the Transactions may cause Inari to experience disruptions to its business operations and future prospects, including its relationships with its employees, customers, vendors, partners and others that do business or may do business in the future with Inari or as a result of certain restrictions on the conduct of Inari’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on Inari’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of Inari’s business and towards completion of the Offer and the Merger;

•

the interests of Inari’s executive officers and directors and the fact that Inari’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Inari’s stockholders, generally, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Inari and its Executive Officers, Directors and Affiliates”;

•	the costs involved in connection with entering into and completing the Transactions and related actions;

•

the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior proposal) on:

•

the trading price of the Shares, which could be adversely affected by many factors, including, if the Merger Agreement is terminated, (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Inari, (ii) the possibility that the marketplace would consider Inari to be an unattractive future acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of termination of the Merger Agreement;

•	Inari’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Transactions; and

•	Inari’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•

the effect of the non-solicitation provisions of the Merger Agreement that restrict Inari’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Inari, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Inari will be required to pay a termination fee of $163,000,000 in cash, which could discourage certain alternative proposals for, or the entry into an agreement with respect to, an acquisition of Inari within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by Inari’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the Merger Agreement on the conduct of Inari’s business prior to the consummation of the Merger, which may delay or prevent Inari from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Inari would otherwise take with respect to the operations of Inari absent the pending Transactions;

•	the risk of litigation arising in respect of the Transactions that could be instituted against Inari or its directors and officers, and potential effects or outcomes related thereto; and

•	other risks of the type and nature as further described below under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Transactions with the potential benefits of the Transactions, the Board unanimously (i) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of, Inari and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by Inari of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger will be effected pursuant to Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Acceptance Time, (iv) declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger; and (v) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that Inari’s stockholders tender their Shares to Merger Sub pursuant to the Offer addresses the information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Inari’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Inari’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Inari and its Executive Officers, Directors and Affiliates.”

(iii) Certain Financial Projections

Inari does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

However, in connection with the Board’s review of potential strategic alternatives, Inari’s management, at the direction of the Board, prepared the Projections, based on the good-faith judgments of Inari’s management at such time. The Projections were provided to the Board for purposes of considering, analyzing and evaluating the Transactions. In addition, the Projections were provided to Morgan Stanley to use in connection with the rendering of its fairness opinion to the Board and in performing its related financial analyses, as described below under “—Opinion of Inari’s Financial Advisor – Morgan Stanley”.

The Projections reflect estimates and assumptions made by Inari’s management. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain, including the following risks and uncertainties: the risk that Inari incurs operating losses in the future; Inari’s dependence upon the broad adoption of its solutions and catheter-based thrombectomy procedures by hospitals, physicians and patients; a highly competitive market with competitors that may have longer operating histories, more established products and greater resources than Inari does; manufacturing risks that may adversely affect Inari’s manufacturing abilities; Inari’s dependence on a limited number of single source suppliers and, for certain of its products, on third-party contract manufacturers; the risk that use, misuse or off-label use of Inari’s solutions may result in enforcement action by the FDA or injuries that lead to product liability suits or regulatory action; the risk that Inari is unable to maintain adequate levels of third-party coverage and reimbursement; Inari’s continued ability to enhance its solutions, expand its indications and develop and commercialize additional new solutions in a timely manner; the risk that Inari is unable to successfully integrate any companies or technologies that it has acquired or may in the future acquire; the risk that Inari is unable to manage the anticipated growth of its business; possible delays in production or an increase in costs if Inari’s facility in Irvine, California is damaged or becomes inoperable; adverse changes in government regulation and oversight in the jurisdictions in which Inari operates; delays in receiving or receiving on a timely basis the necessary clearances, certifications or approvals for Inari’s future solutions or modifications to Inari’s current solutions; the ability of Inari’s current and future licensors’ to obtain, maintain and protect Inari’s intellectual property rights; and the other risk factors as described in the Annual Report, the 2024 Quarterly Reports and Inari’s current reports on Form 8-K. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Inari’s business and its results of operations. The Projections were developed solely using the information available to Inari’s management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the medical device industry, in particular, is a highly speculative endeavor.

None of Inari, Parent or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of Inari relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Inari’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of Inari that the Projections or the information contained therein is material. Except as required by applicable law, neither Inari nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account in evaluating the Projections, which were prepared as of an earlier date.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Inari in its public filings with the SEC. The Projections were developed by Inari’s management on a standalone basis without giving effect to the Offer, the Merger or the other Transactions, and therefore the Projections do not give effect to the proposed Transactions or any changes to Inari’s operations or strategy that may be implemented after the consummation of the Transactions, including any costs incurred in connection with the proposed Transactions. Furthermore, the Projections do not take into account the effect of any failure of the proposed Transactions to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Inari or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Inari’s management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The Projections include Inari’s management’s estimates of Adjusted EBITDA and unlevered free cash flow, which are non-GAAP financial measures. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and Inari’s management does not believe it is feasible to provide accurate forecasted non-GAAP reconciliations. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to GAAP financial measures were not provided to or relied upon by the Board,in connection with its evaluation of the Transactions, or Morgan Stanley in connection with its financial analyses and the opinion that Morgan Stanley rendered in connection with the Transactions. Accordingly, Inari has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give Inari stockholders access to a summary of the Projections that were made available to the Board and Morgan Stanley and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender shares pursuant to the Offer or for any other purpose:

The Projections

	Fiscal Year Ending December 31,
($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Revenue	$722	$874	$1,065	$1,277	$1,511	$1,742	$1,949
Gross Profit	$623	$747	$907	$1,086	$1,278	$1,463	$1,627
Adjusted EBITDA(1)	$44	$77	$154	$230	$317	$401	$487
Unlevered Free Cash Flow(2)	($64)	$2	$49	$151	$213	$274	$340

(1)

Adjusted EBITDA, which is a non-GAAP financial measure, is earnings before interest expenses, taxes, depreciation and amortization, adjusted to exclude deal-related expenses of intangible asset amortization, one-time costs and contingent consideration payments.

(2)

Unlevered Free Cash Flow, which is a non-GAAP financial measure, is adjusted earnings before interest, taxes, depreciation and amortization (burdened by stock-based compensation expense), less (1) cash taxes, (2) capital expenditures, (3) contingent consideration payments and (4) plus or minus changes in net working capital.

(iv) Opinion of Inari’s Financial Advisor – Morgan Stanley

Inari retained Morgan Stanley to act as its financial advisor in connection with a potential sale of Inari, to provide financial advice and assistance in connection therewith and, upon Inari’s request, to render a financial opinion in connection therewith. Inari selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company and the industry in which it operates. At the meetings of the Board on January 5, 2025 and January 6, 2025, Morgan Stanley rendered its oral opinion to the Board (which January 6, 2025 opinion was subsequently confirmed by delivery of Morgan Stanley’s written opinion addressed to the Board dated the same date) to the effect that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the consideration to be received by holders of Shares (other than Shares (i) owned, directly or indirectly, by Inari or any wholly owned subsidiary of Inari, as treasury stock or otherwise, (ii) owned, directly or indirectly, by Parent, Merger Sub or any wholly owned subsidiary of Parent, or (iii) as to which dissenters’ rights have been perfected (collectively, the “Excluded Shares”)) pursuant to the Merger Agreement was fair from a financial point of view to such holders of Shares.

The full text of Morgan Stanley’s written opinion to the Board, which describes, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken, is attached as Annex I to this Schedule 14D-9. The description of Morgan Stanley’s opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. Inari’s stockholders should read the opinion carefully and in its entirety. Morgan Stanley’s opinion was directed to the Board, in its capacity as such, and addressed only the fairness from a financial point of view, as of the date of such opinion, of the consideration to be received by the holders of Shares (other than the Excluded Shares) pursuant to the Merger Agreement. Morgan Stanley’s opinion is not intended to be and does not constitute an opinion or recommendation as to whether the holders of Shares should tender their Shares in the Offer or to take any other action with respect to the Offer or the Merger.

For purposes of the opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Inari;

•	reviewed certain internal financial statements and other financial and operating data concerning Inari;

•	reviewed the Projections prepared by the management of Inari, which are summarized above under “—Certain Financial Projections”;

•	discussed the past and current operations and financial condition and the prospects of Inari with senior executives of Inari;

•	reviewed the reported prices and trading activity for Inari’s common stock;

•	compared the financial performance of Inari and the prices and trading activity of Inari’s common stock with that of certain other publicly traded companies comparable with Inari and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Inari and Parent and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Inari, and formed a substantial basis for Morgan Stanley’s opinion. At Inari’s direction, for purposes of its analyses and opinion, Morgan Stanley used and relied upon the Projections, which Projections the Board approved for use by Morgan Stanley in its financial analysis of any potential transaction (see the section captioned “—Certain Financial Projections” in this Schedule 14D-9). With respect to the Projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Inari as to the future financial performance of Inari. Morgan Stanley expressed no view or opinion with respect to the Projections for Inari, or the assumptions and methodologies upon which they are based.

In addition, Morgan Stanley assumed that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and Morgan Stanley relied upon, without independent verification, the assessment of Inari and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Inari’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of Shares in the transaction. Morgan Stanley did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. Morgan Stanley’s opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to Inari, nor does it address the underlying business decision of Inari to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Inari, nor had Morgan Stanley been furnished with any such valuations or appraisals. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date thereof. Events occurring after the date thereof may affect its opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses of Morgan Stanley

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of the analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as of January 3, 2025, which was the last full trading day before the January 6, 2025 presentation by Morgan Stanley to the Board, and is not necessarily indicative of current market conditions. In arriving at its opinion, Morgan Stanley considered all of its analyses as a whole and did not attribute any particular weight to any single analysis described below. Considering any portion of such analyses and factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

Selected Public Companies Analysis

Morgan Stanley performed a selected public companies analysis, which attempts to illustrate implied values of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available financial information, certain estimates of future financial information for Inari with corresponding estimates of future financial information and public market multiples for publicly traded companies in the medical device technology industry that shared certain similar business and operating characteristics to Inari.

These companies were chosen based on Morgan Stanley’s experience and judgment regarding the industry and because they have businesses that may be considered similar in certain respects to Inari’s business. Although none of such companies is identical or directly comparable to Inari, these companies are publicly traded companies with operations and/or other criteria, that, for purposes of its analysis, Morgan Stanley considered similar to Inari.

For purposes of this analysis, for each of the selected publicly traded companies listed below, using publicly available information, including equity research analyst estimates, Morgan Stanley analyzed the ratio as of January 3, 2025 of its aggregate value (“AV”), defined as fully diluted market capitalization plus the principal value of total debt less cash, cash equivalents and marketable securities, to its estimated revenue for calendar year 2025.

Morgan Stanley calculated estimated implied equity values of Inari based on the AV/revenue multiples for each of the selected companies multiplied by Inari’s estimated revenue for fiscal year 2025, as set forth in the Projections. Morgan Stanley then divided the resulting implied equity values by the number of fully diluted shares of Inari common stock outstanding as of December 31, 2024, as provided by Inari’s management using the treasury stock method, to derive implied equity values per share of Inari common stock.

The applicable multiples for each of the selected companies are summarized as follows:

Selected Company AV/2025E Revenue Multiples

Selected Company	AV/2025E Revenue
Penumbra, Inc.	6.8x
Inspire Medical Systems, Inc.	6.0x
iRhythm Technologies, Inc.	4.5x
TransMedics Group, Inc.	4.9x
AtriCure, Inc.	3.0x

No company utilized in this analysis is identical to Inari. In evaluating comparable companies, Morgan Stanley made numerous judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions, and other matters, many of which are beyond the control of Inari. These include, among other things, comparable company growth, the impact of competition on the businesses of Inari and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Inari or the industry, or in the financial markets in general. Mathematical analysis is not in itself a meaningful method of using comparable company data.

Based on the above-described analysis, Morgan Stanley derived a range of implied equity values per share of Inari common stock of $36.75 per share to $81.75 per share, rounded to the nearest $0.25 per share, as compared to the $80.00 per Share consideration pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow (“DCF”) analysis for Inari, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered free cash flows and terminal value of a company. In connection with this analysis, Morgan Stanley calculated a range of implied equity values per share for Inari as a standalone entity. Morgan Stanley utilized estimates from the Projections for purposes of its discounted cash flow analysis, as more fully described below.

For purposes of its DCF analysis, Morgan Stanley first calculated the estimated unlevered free cash flow as adjusted earnings before interest, taxes, depreciation and amortization (burdened by stock-based compensation expense), less (1) cash taxes, (2) capital expenditures, (3) contingent consideration payments and (4) plus or minus changes in net working capital (each of which were based on the Projections). The estimated unlevered free cash flows utilized in Morgan Stanley’s DCF analysis are set forth above under “—Certain Financial Projections”. To calculate terminal values for purposes of its DCF analysis, Morgan Stanley calculated a terminal value for Inari by applying a range of perpetuity growth rates of 3.5% to 4.5%, selected based on Morgan Stanley’s experience and professional judgment, to the terminal year unlevered free cash flow. The unlevered free cash flows from fiscal years 2025 to 2031 and the terminal value were then discounted to present values as of December 31, 2024 using a range of discount rates of 9.5% to 10.5% (which Morgan Stanley derived using its experience and professional judgment to reflect an estimated range of Inari’s assumed weighted average cost of capital), and adjusting the resulting implied aggregate value for Inari by Inari’s estimated net cash of $107 million as of December 31, 2024, as provided by Inari’s management. Morgan Stanley divided the resulting equity value by the applicable number of fully diluted shares of Inari common stock outstanding as of December 31, 2024, as provided by Inari’s management using the treasury stock method.

Based on the above-described analysis, Morgan Stanley derived a range of implied equity values per share of Inari common stock of $55.25 per share to $77.50 per share, rounded to the nearest $0.25 per share, as compared to the $80.00 per Share consideration pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Morgan Stanley performed a selected precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions. Morgan Stanley selected certain transactions involving the acquisition of medical device technology companies for the last ten years with a transaction aggregate value greater than $1 billion but less than $10 billion, next twelve month (“NTM”) revenue growth greater than or equal to 10% and for which relevant financial information was publicly available.

For purposes of this analysis, for these transactions, Morgan Stanley reviewed the transaction value paid and calculated the multiple of transaction value paid in each transaction to the NTM revenue of the subject target company, based on publicly available financial information. Morgan Stanley reviewed the following transactions in connection with this analysis:

Selected Precedent Transaction Multiples

Announcement Date	Acquiror	Target
June 18, 2024	Boston Scientific Corporation	Silk Road Medical, Inc.
January 8, 2024	Boston Scientific Corporation	Axonics, Inc.
January 6, 2022	Stryker Corporation	Vocera Communications, Inc.
October 6, 2021	Boston Scientific Corporation	Baylis Medical
August 6, 2021	Medtronic plc.	Intersect ENT, Inc.
December 18, 2020	Philips Holding USA Inc.	BioTelemetry, Inc.
November 20, 2018	Boston Scientific	BTG plc.
September 20, 2018	Medtronic plc.	Mazor Robotics Ltd.
August 30, 2018	Stryker Corporation	K2M Group Holdings, Inc.
August 7, 2017	Fresenius SE & Co. KGaA	NxStage Medical, Inc.,
June 28, 2017	Philips Holding USA Inc.	Spectranetics Corp.
February 14, 2017	Hologic, Inc.	Cynosure, Inc.
February 13, 2017	Allergan Holdco US, Inc.	ZELTIQ Aesthetics, Inc.
June 7, 2016	Zimmer Biomet Holdings, Inc.	LDR Holding Corporation

Based on its experience and professional judgment and taking into consideration, among other things, the observed multiples for the selected transactions listed above, Morgan Stanley selected a range of transaction aggregate value / NTM revenue multiples from 4.3x to 11.3x and applied this range of multiples to Inari’s estimated revenue for 2025, as set forth in the Projections. Morgan Stanley then divided the resulting implied equity values by Inari’s fully diluted shares outstanding as of December 31, 2024, as provided by Inari’s management using the treasury stock method, to derive implied equity values per share of Inari common stock.

Based on the above-described analysis, Morgan Stanley derived a range of implied equity values per share of Inari common stock of $52.00 per share to $134.75 per share, rounded to the nearest $0.25 per share, as compared to $80.00 per Share consideration pursuant to the Merger Agreement.

Certain Additional Information

Morgan Stanley also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted to the Board for informational purposes, including the following:

Historical Trading Prices

For reference only, Morgan Stanley reviewed the historical trading data of shares of the Inari common stock for the 52-week period ending January 3, 2025 (the last full trading day before the January 6, 2025 presentation by Morgan Stanley to the Board) and noted that, during such period, the highest intraday trading price per share of Inari common stock was $65.94 and the lowest intraday trading price per share of Inari common stock was $36.73.

Equity Research

For reference only, Morgan Stanley reviewed sell-side equity research analyst price targets for shares of Inari common stock published by 14 equity research analysts. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of Inari common stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of Inari common stock by these analysts on or before January 3, 2025 (the last full trading day before the January 6, 2025 presentation by Morgan Stanley to the Board) was $48.00 per share to $86.00 per share. The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Inari common stock and these estimates are subject to uncertainties, including the future financial performance of Inari and future financial market conditions.

Morgan Stanley then discounted the resulting implied equity values per share to January 3, 2025 (the last full trading day before the January 6, 2025 presentation by Morgan Stanley to the Board) at a discount rate of 10.0% (which Morgan Stanley derived using its experience and professional judgment based on Inari’s assumed cost of equity). Based on this analysis, Morgan Stanley derived a range of implied equity values per share of Inari common stock of $43.75 to $78.25, rounded to the nearest $0.25 per share, as compared to $80.00 per Share consideration pursuant to the Merger Agreement.

Discounted Equity Value Analysis

For reference only, Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into a theoretical estimate of the future implied value of a company’s common equity as a function of such company’s estimated future revenue and a theoretical range of trading multiples. The resulting estimated future implied value is then discounted back to the present day in order to arrive at an illustrative estimate of the present value for the company’s theoretical future implied stock price.

As part of this analysis, Morgan Stanley calculated future ranges of implied equity values per share of Inari common stock as of December 31, 2026 and then discounted such theoretical future value range to arrive at an illustrative present value range of implied share prices for Inari common stock as of December 31, 2024.

To calculate the future ranges of implied equity values, Morgan Stanley applied a range of multiples of 3.0x to 6.8x (selected by Morgan Stanley based on the AV/revenue trading multiples of the selected companies reviewed in the Selected Public Companies Analysis described above) to Inari’s projected revenue for the fiscal year ending December 31, 2027, as set forth in the Projections, and then adjusting by the amount of Inari’s estimated net cash of $170 million as of December 31, 2026, as provided by Inari’s management. Morgan Stanley then divided the resulting implied equity values by Inari’s fully diluted shares outstanding, as provided by Inari’s management, to derive ranges of future implied equity values per share. Morgan Stanley then discounted the resulting implied equity values per share to December 31, 2024 at a discount rate of 10.0% (which Morgan Stanley derived using its experience and professional judgment based on Inari’s assumed cost of equity).

Based on this analysis, Morgan Stanley derived a range of implied equity values per share of Inari common stock of $45.00 to $99.75, rounded to the nearest $0.25 per share, as compared to the $80.00 per Share consideration pursuant to the Merger Agreement.

Selected Premiums Paid

For reference only, Morgan Stanley reviewed the premiums paid relative to the last closing share price for the target companies utilized in the selected precedent transactions analysis on the trading day prior to announcement of the respective transaction (or prior to published media reports of the respective transaction). Based on its review of such data, Morgan Stanley applied the range of these premiums of 11% to 64% to Inari’s closing share price on January 3, 2025 (the last full trading day before the January 6, 2025 presentation by Morgan Stanley to the Board).

This analysis indicated a range of implied equity values per share of Inari common stock of $55.50 per share to $81.50 per share, rounded to the nearest $0.25 per share, as compared to $80.00 per Share consideration pursuant to the Merger Agreement.

General

In preparing its opinion, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The summary of the analyses above is not a complete description of Morgan Stanley’s opinion or the analyses underlying, and factors considered in connection with, Morgan Stanley’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not necessarily susceptible to a partial analysis or summary description. Morgan Stanley arrived at its opinion based on the results of all analyses and factors assessed as a whole, and it did not attribute any particular weight to any analysis or factor it considered. Accordingly, Morgan Stanley believes that the analyses must be considered as a whole and in context and that selecting any portion of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors as a whole or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Inari.

In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, all of which generally are beyond the control of Inari. These include, among other things, the impact of competition on the business of Inari and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Inari and the industry, and in the financial markets in general. The reference ranges indicated by Morgan Stanley’s financial analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Inari’s control and the control of Morgan Stanley. Much of the information used in, and accordingly the results of, Morgan Stanley’s analyses are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the Offer and the Merger were determined through arm’s-length negotiations between Inari and Parent and the decision of Inari to enter into the Merger Agreement was solely that of the Board. Morgan Stanley acted as financial advisor to the Board during these negotiations but did not, however, recommend any specific consideration to Inari or the Board, nor opine that any specific consideration constituted the only appropriate consideration for the transaction.

Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation as to whether the holders of Shares should tender their Shares into the Offer or take any other action with respect to the Offer or the Merger. Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to recommend the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Board with respect to the consideration payable pursuant to the Merger Agreement or of whether the Board would have been willing to recommend a transaction with different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Inari or Parent and their respective affiliates, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have not received any fees for financial advisory or financing services from Inari. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services for Parent for which it has received aggregate fees of between $2 million and $3 million in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Parent and Inari and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Under the terms of its engagement, Morgan Stanley acted as financial advisor to the Board in connection with this transaction, including providing the Board with a financial opinion, described in this section and attached as Annex I, and will receive a fee of approximately $68.5 million for such services, of which $5.0 million became payable in connection with the delivery of Morgan Stanley’s opinion and the remainder is payable upon the consummation of the Merger. Inari has also agreed to reimburse Morgan Stanley for its expenses, including fees and expenses of counsel, incurred in connection with its engagement. In addition, Inari has agreed to indemnify Morgan Stanley and its affiliates, and its and their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities, including liabilities under the federal securities laws, relating to, or arising out of Morgan Stanley’s engagement.

(v) Intent to Tender

To Inari’s knowledge, after making reasonable inquiry, all of Inari’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the expiration date of the Offer, as it may be extended from time to time (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The Company retained Morgan Stanley as its financial advisor in connection with the Transactions. Morgan Stanley’s opinion to the Board, referred to above under “Item 4. The Solicitation or Recommendation,” does not constitute a recommendation to any stockholder of Inari as to whether or not that stockholder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. In connection with Morgan Stanley’s services as a financial advisor to the Board, Morgan Stanley will receive a fee of approximately $68.5 million for such services, of which $5.0 million became payable in connection with the delivery of Morgan Stanley’s opinion and the remainder is payable upon the consummation of the Merger. Inari has also agreed to reimburse Morgan Stanley for its expenses, including fees and expenses of counsel, incurred in connection with its engagement. In addition, Inari has agreed to indemnify Morgan Stanley and its affiliates, and its and their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities, including liabilities under the federal securities laws, relating to, or arising out of Morgan Stanley’s engagement.

Neither Inari nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Inari on its behalf with respect to the Transactions.

Item 6. Interest in Securities of the Subject Company.

Other than the grant of Options or RSUs in the ordinary course and in accordance with the terms of the Merger Agreement, no transactions with respect to Shares have been effected by Inari or, to the knowledge of Inari after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share (1)
William Hoffman	01/06/2025	Sale of Shares pursuant to 10b5-1 trading plan	141,075	$60.13
William Hoffman	01/06/2025	Sale of Shares pursuant to 10b5-1 trading plan	58,925	$61.27
Andrew Hykes	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2021	509	$51.05
Andrew Hykes	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2022	949	$51.05
Andrew Hykes	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2023	1,632	$51.05
Andrew Hykes	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2024	1,319	$51.05
Kevin Strange	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2021	63	$51.05
Kevin Strange	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2022	149	$51.05
Kevin Strange	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2023	176	$51.05
Kevin Strange	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2023	227	$51.05
Kevin Strange	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2024	276	$51.05
Kevin Strange	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2024	146	$51.05
Thomas Tu	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2021	337	$51.05
Thomas Tu	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2022	699	$51.05
Thomas Tu	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2023	751	$51.05

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share (1)
Thomas Tu	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2024	516	$51.05
William Hoffman	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2021	713	$51.05
William Hoffman	01/01/2025	Disposition of Shares retained by Inari to satisfy the tax obligation associated with the vesting of certain RSUs awarded in 2022	1,533	$51.05
Andrew Hykes	12/20/2024	Sale of Shares pursuant to 10b5-1 trading plan	2,400	$55.20
Andrew Hykes	12/20/2024	Sale of Shares pursuant to 10b5-1 trading plan	600	$55.65
William Hoffman	12/16/2024	Sale of Shares pursuant to 10b5-1 trading plan	3,176	$54.33
William Hoffman	12/16/2024	Sale of Shares pursuant to 10b5-1 trading plan	20,917	$55.23
William Hoffman	12/16/2024	Sale of Shares pursuant to 10b5-1 trading plan	13,560	$56.45
William Hoffman	12/16/2024	Sale of Shares pursuant to 10b5-1 trading plan	2,347	$56.82
William Hoffman	12/16/2024	Sale of Shares pursuant to 10b5-1 trading plan	2,100	$54.42
William Hoffman	12/16/2024	Sale of Shares pursuant to 10b5-1 trading plan	10,301	$55.27
William Hoffman	12/16/2024	Sale of Shares pursuant to 10b5-1 trading plan	7,467	$56.51
William Hoffman	12/16/2024	Sale of Shares pursuant to 10b5-1 trading plan	132	$56.89
Thomas Tu	12/10/2024	Sale of Shares pursuant to 10b5-1 trading plan	4,000	$55.00
Karen Silva	12/01/2024	Award of RSUs	9,215	$0.00
Andrew Hykes	11/20/2024	Sale of Shares pursuant to 10b5-1 trading plan	3,000	$50.83
William Hoffman	11/18/2024	Sale of Shares pursuant to 10b5-1 trading plan	3,000	$50.09
William Hoffman	11/18/2024	Sale of Shares pursuant to 10b5-1 trading plan	33,784	$51.32
William Hoffman	11/18/2024	Sale of Shares pursuant to 10b5-1 trading plan	3,216	$52.11
William Hoffman	11/18/2024	Sale of Shares pursuant to 10b5-1 trading plan	10,250	$50.64
William Hoffman	11/18/2024	Sale of Shares pursuant to 10b5-1 trading plan	9,750	$51.16

(1)	Price per share pursuant to a Rule 10b5-1 trading plan reflects weighted average prices, rounded to the nearest cent, for multiple transactions completed under such plan.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), Inari is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Inari’s securities by Inari, Inari’s affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Inari or Inari’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Inari or any subsidiary of Inari, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Inari.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase.

The information set forth in Section 12 (Purpose of the Offer; Plans for Inari) and Section 13 (The Transaction Documents) of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Inari and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On January 6, 2025, Inari’s Board unanimously (i) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of, Inari and its stockholders; (ii) duly authorized and approved the execution, delivery and performance by Inari of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iii) resolved that the Merger Agreement and the Merger will be effected pursuant to Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Acceptance Time; (iv) declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger; and (v) recommended that the holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Merger Sub consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of Inari’s stockholders in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to the Company’s stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “ —Notice of Appraisal Rights.” Any stockholder of the Company who does not validly exercise appraisal rights under the DGCL will receive the same cash consideration for his, her or its Shares as was payable in the Offer following the consummation of the Merger.

State Takeover Laws

A number of states (including Delaware, where Inari is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, Inari’s Board has approved the Merger Agreement and the Transactions, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of Inari who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by Inari and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that Inari will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Inari at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Inari of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•

comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

Written Demand

All written demands for appraisal should be addressed to Inari Medical, Inc., 6001 Oak Canyon, Suite 100, Irvine, California 92618, Attention: General Counsel.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder (including any beneficial owner) of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Inari is under no obligation to and has no present intention to file a petition and holders should not assume that Inari will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder (including any beneficial owner) of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder (including any beneficial owner) of Shares (a “Dissenting Holder,” and such Shares, “Dissenter Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenter Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenter Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal, with respect to all Shares, if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal by delivering a written withdrawal either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, and further in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER CONSIDERATION.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions.

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Parent and Inari filed all required Notification and Report Forms pursuant to the HSR Act with respect to the Offer, the Merger, and the other Transactions with the Antitrust Division and the FTC on January 17, 2025. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on February 3, 2025, which is the first business day following the 15 calendar day waiting period that commenced the day Parent made such filing. The waiting period may be extended if the reviewing agency issues a request for additional information and documentary material. If such a request is issued, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after Parent’s substantial compliance with such request (provided that such 10-calendar day waiting period cannot expire on a weekend or U.S. federal holiday and would expire on the following business day). Thereafter, the Offer, the Merger, and the other Transactions may only be delayed (including by withdrawing and refiling such filing under the HSR Act) by an agreement of Parent, Inari, Merger Sub and the Antitrust Division or the FTC or enjoined by a court order, as applicable.

After the waiting period expires or has been terminated, Parent and Inari will be free to complete the Offer subject to the remaining conditions set forth in the Offer to Purchase.

While Inari believes that consummation of the Offer would not violate any such antitrust, competition or foreign investment control law, there can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust, competition or foreign investment control law grounds will not be made and, if so, what the result will be.

Other Antitrust Approvals

Except as described in the conditions set forth in the Offer to Purchase, Parent, Merger Sub and Inari are not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Inari, please see the Annual Report and the 2024 Quarterly Reports.

Cautionary Note Regarding Forward-Looking Statements

This filing contains information that includes or is based on forward-looking statements that are subject to substantial risks and uncertainties. Forward-looking statements contained in this communication may be identified by the use of words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Inari and members of its management team. Forward-looking statements may include, without limitation, statements about the standalone future performance of Inari, the closing of the proposed acquisition of Inari and the expected benefits of such transaction. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of Inari’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived on the anticipated timeframe or at all, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the effects of the Transactions on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of Inari’s control; transaction costs; the risk of litigation and/or regulatory actions related to the proposed Transactions; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in Inari’s periodic and other reports filed with the SEC, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K.

All forward-looking statements contained in this filing are based on information available to Inari as of the date hereof (or of the dates indicated therein, as applicable) and are made only as of the date of this filing (or of the dates indicated therein, as applicable). Inari undertakes no obligation to update such information except as required under applicable law. These forward-looking statements should not be relied upon as representing Inari’s views as of any date subsequent to the date of this filing (or of the dates indicated therein, as applicable). In light of the foregoing, investors are urged not to rely on any forward-looking statement in reaching any conclusion or making any investment decision about any securities of Inari.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of January 17, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Stryker Corporation and Eagle 1 Merger Sub, Inc. with the SEC on January 17, 2025 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, as published in The New York Times on January 17, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release, dated January 6, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Inari Medical, Inc. with the SEC on January 6, 2025).

(a)(5)(B)	Investor Presentation by Stryker Corporation, dated January 6, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Stryker Corporation and Eagle 1 Merger Sub, Inc. with the SEC on January 7, 2025).

(a)(5)(C)	Email from Andrew Hykes, Chief Executive Officer and President of Inari Medical, Inc., sent to Inari Medical, Inc.’s employees, dated January 6, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by Inari Medical, Inc. with the SEC on January 7, 2025).

(a)(5)(D)	Inari Medical, Inc. FAQ Document for Employees, dated January 6, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule 14D9-C filed by Inari Medical, Inc. with the SEC on January 7, 2025).

(a)(5)(E)	Email from Andrew Hykes, Chief Executive Officer and President of Inari Medical, Inc., sent to Inari Medical, Inc.’s customers, dated January 6, 2025 (incorporated by reference to Exhibit 99.3 to the Schedule 14D9-C filed by Inari Medical, Inc. with the SEC on January 7, 2025).

(a)(5)(F)	Social Media Posts of Inari Medical, Inc., dated January 6, 2025 (incorporated by reference to Exhibit 99.4 to the Schedule 14D9-C filed by Inari Medical, Inc. with the SEC on January 7, 2025).

(a)(5)(G)	Email from Michael Daw, Sr. Director, Supply Chain, of Inari Medical, Inc., sent to certain of Inari Medical, Inc.’s vendors, dated January 15, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by Inari Medical, Inc. with the SEC on January 15, 2025).

Exhibit No.	Description

(a)(5)(H)	Email from Craig Markovitz, Vice President, Clinical Research, of Inari Medical, Inc., sent to certain of Inari Medical, Inc.’s clinical researchers, dated January 15, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule 14D9-C filed by Inari Medical, Inc. with the SEC on January 15, 2025).

(a)(5)(I)	Opinion of Morgan Stanley & Co. LLC, dated January 6, 2025 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of January 6, 2025, by and between Stryker Corporation and Inari Medical, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Inari Medical, Inc. with the SEC on January 6, 2025).

(e)(2)	Joinder to the Agreement and Plan of Merger, dated as of January 7, 2025, made and entered into by Eagle 1 Merger Sub, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)*	Confidentiality Agreement, dated as of December 2, 2024, by and between Stryker Corporation and Inari Medical, Inc.

(e)(4)*	Clean Team Confidentiality Agreement, dated as of December 19, 2024, by and between Stryker Corporation and Inari Medical, Inc.

(e)(5)	Amended and Restated Certificate of Incorporation of Inari Medical, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Inari Medical, Inc. with the SEC on May 28, 2020).

(e)(6)	Amended and Restated Bylaws of Inari Medical, Inc. (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed by Inari Medical, Inc. with the SEC on October 28, 2024).

(e)(7)	Form of Inari Medical, Inc. Indemnity Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-236568) filed by Inari Medical, Inc. with the SEC on May 5, 2020).

(e)(8)	Annual Report of Inari Medical, Inc. on Form 10-K for the fiscal year ended December 31, 2023 (incorporated by reference to the Annual Report on Form 10-K for fiscal year ended December 31, 2023 filed by Inari Medical, Inc. with the SEC on February 29, 2024).

(e)(9)	Definitive Proxy Statement of Inari Medical, Inc. in respect of its 2024 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by Inari Medical, Inc. with the SEC on March 13, 2024).

(e)(10)	Quarterly Report of Inari Medical, Inc. on Form 10-Q for the quarterly period ended March 31, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Inari Medical, Inc. with the SEC on April 30, 2024).

(e)(11)	Quarterly Report of Inari Medical, Inc. on Form 10-Q for the quarterly period ended June 30, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Inari Medical, Inc. with the SEC on July 30, 2024).

(e)(12)	Quarterly Report of Inari Medical, Inc. on Form 10-Q for the quarterly period ended September 30, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Inari Medical, Inc. with the SEC on October 28, 2024).

(e)(13)	Inari Medical, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 (File No. 333-236568) filed by Inari Medical, Inc. with the SEC on February 21, 2020).

Exhibit No.	Description

(e)(14)	Form of Stock Option Agreement under the Inari Medical, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 (File No. 333-236568) filed by Inari Medical, Inc. with the SEC on February 21, 2020).

(e)(15)	Form of Notice of Restricted Stock Unit Award under the Inari Medical, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-236568) filed by Inari Medical, Inc. with the SEC on February 21, 2020).

(e)(16)	Inari Medical, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-236568) filed by Inari Medical, Inc. with the SEC on May 18, 2020).

(e)(17)	Form of Stock Option Grant Notice under the Inari Medical, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.6.1 to the Registration Statement on Form S-1 (File No. 333-236568) filed by Inari Medical, Inc. with the SEC on May 18, 2020).

(e)(18)	Form of Restricted Stock Unit Grant Notice under the Inari Medical, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.6.2 to the Registration Statement on Form S-1 (File No. 333-236568) filed by Inari Medical, Inc. with the SEC on May 18, 2020).

(e)(19)	Form of Restricted Stock Unit Grant Notice (Non-US Participants) under the Inari Medical, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed by Inari Medical, Inc. with the SEC on March 9, 2021).

(e)(20)	Inari Medical, Inc. Amended and Restated 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Inari Medical, Inc. with the SEC on November 12, 2020).

(e)(21)	Form of Restricted Stock Unit Grant Notice (Non-Employee Director) under the Inari Medical, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by Inari Medical, Inc. with the SEC on February 23, 2022).

(e)(22)	Inari Medical, Inc. Amended and Restated Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by Inari Medical, Inc. with the SEC on February 23, 2022).

(e)(23)	Amended and Restated Employment Agreement, by and between Inari Medical, Inc. and Andrew Hykes, effective September 18, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Inari Medical, Inc. with the SEC on September 22, 2023).

(e)(24)	Amended and Restated Employment Agreement, by and between Inari Medical, Inc. and Mitchell Hill, effective September 18, 2023 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Inari Medical, Inc. with the SEC on September 22, 2023).

(e)(25)	Amended and Restated Employment Agreement, by and between Inari Medical, Inc. and Thomas T. Tu, M.D., effective September 18, 2023 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Inari Medical, Inc. with the SEC on September 22, 2023).

(e)(26)	Employment Agreement, effective October 1, 2024, by and between Inari Medical, Inc. and Kevin Strange (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Inari Medical, Inc. with the SEC on October 28, 2024).

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INARI MEDICAL, INC.

By:	/s/ Andrew Hykes
Name:	Andrew Hykes
Title:	Chief Executive Officer and President

Dated: January 17, 2025

Annex I	Opinion of Morgan Stanley & Co. LLC

Morgan Stanley

January 6, 2025

Board of Directors

Inari Medical, Inc.

6001 Oak Canyon, Suite 100

Irvine California, 92618

Members of the Board:

We understand that Inari Medical, Inc. (the “Company”) and Stryker Corporation (the “Buyer”) propose to enter into an Agreement and Plan of Merger, dated as of January 6, 2025 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by a wholly owned subsidiary of the Buyer (“Acquisition Sub”) of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) for $80.00 per share in cash, and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of Company Common Stock, other than shares (i) owned, directly or indirectly, by the Company or any wholly owned subsidiary of the Company as treasury stock or otherwise, (ii) owned, directly or indirectly, by Buyer or Acquisition Sub or any wholly owned subsidiary of Buyer, or (iii) as to which dissenters’ rights have been perfected (clauses (i), (ii) and (iii), collectively, the “Excluded Shares”), will be converted into the right to receive $80.00 per share in cash (the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)

Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

9)	Reviewed the Merger Agreement and certain related documents; and

10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

Morgan Stanley

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of the Company Common Stock in the transaction. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for the Buyer for which we have received fees in connection with such services, and have not provided financial advisory or financing services to the Company for which we have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the

Morgan Stanley

Company only and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender into the Tender Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Benjamin M. Rockwell
Benjamin M. Rockwell
Managing Director

Annex II	SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.